Contact

www.linkedin.com/in/joshuahost
(LinkedIn)

Top Skills

Leases
Acquisitions
Real Estate Transactions

Joshua Host

CEO at Thrivelab
Los Angeles, California, United States

Summary

My purpose on this earth is to help others give their gifts at the highest level. I have devoted my life to developing mission driven teams and platforms of self actualization that multiply effort into impact. I focus on the alignment of culture, mission and strategy to develop these platforms and execute our mission.

Our current mission is to leverage AI, technology and some of the brightest minds in healthcare to radically improve outcomes and health equity. One of our core programs, Thrively, has set out to make hormone health accessible and affordable nationwide. It is the first insurance based hormone health platform available to patients.

Experience

Thrivelab
CEO
June 2020 - Present (3 years 10 months)
Los Angeles Metropolitan Area

Thrivelab is an AI driven virtual clinic and online pharmacy specializing in hormone health and functional medicine.

After serving over 250k patients Thrivelab's clinical co-founders developed a patent pending hormone health program that has compressed the time to treatment and the cost of treatment by over 60%. This is the first mass market solution with demonstrable cost savings for health networks and insurance payers.

Antiresort
CEO
February 2016 - Present (8 years 2 months)
Mizata, El Salvador

Antiresort combines 5 star amenities with the authenticity of a jungle camp. Celebrating life with spontaneous high and low experiences, translating into a transformational experience.

Mariachi Cover Band
CEO
April 2015 - Present (9 years)
San Clemente, CA

Mariachi Cover Band is free from the bondage of sanitized expectations. Liberated from the design by proforma philosophy that has created soulless stucco boxes clogging our landscape. In its place is a dedication to experiential space creation.

Acquisition Criteria: $1-5 million dollar buildings I can ride my bike to.

Host Partners, LLC
CEO
October 2007 - April 2020 (12 years 7 months)

Real estate investment and development firm with a focus on Southern California.

Urban Village
Co-Founder & Principal
February 2011 - April 2016 (5 years 3 months)
Newport Beach, California, United States

Urban Village is a land development company specializing in mixed-use and multifamily projects in high density, urban markets in Southern California. Currently four projects under development.

Past Projects:
1. Urban Village Long Beach - 129 Units, 7000 sf of retail in a five story wrapped project. Construction was completed in April 2015. The absorption was 17% and rents 12% higher than underwritten. The project was sold to an investment firm.

2. Urban Village | South Park - 100 units multifamily development in Downtown LA. Entitlements completed within 6 months. Project sold to a public builder.

3. San Juan Hotel & Villas - 3.17 Acre parcel in Historic Town Center with a 98 Walk Score! Amazing site fronting Camino Capistrano and Historic Town Center Park. Views directly into Mission Ruins and rolling hills. Project consists of 136 room hotel & spa with 33 branded villas, restaurant, roof bar, retail and resort amenities. Entitlements completed November 2015.

4. Urban Village | Eagle Rock - This project is in the early conceptual process, gathering feedback from the community, city and stakeholders to design a creative mixed-use project that reflects the eclectic and vibrant Eagle Rock neighborhood. The mission is to design a project with uses for day-time and night-time populations that promote community involvement. Further the project will support small businesses and the pedestrian experience on Eagle Rock BLVD. with fine grain retail stores. Entitlements completed September 2014 and grading is underway. The project was sold to a major home builder.

SEG
CEO
September 2007 - July 2010 (2 years 11 months)

My Loan Host
CEO
2004 - 2006 (2 years)

- Specialized in providing debt and equity for   investors and developers.
- Mortgage Company Licensed by the DRE
- Sold in 2006

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Education

Pepperdine Graziadio Business School

Pepperdine University, The George L. Graziadio School of Business and Management
Master of Business Administration (M.B.A.), MBA · (2012 - 2013)